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SEC FILE NUMBER
8-70293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cultivate Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

17940 Gulf Blvd, 4A
(No. and Street)

Reddington Shores	FL	33708
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Hottenroth	551-279-3744	thottenroth@cultivatecapital.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Hottenroth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cultivate Capital Group, LLC, as of June 30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO, FinOp

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cultivate Capital Group, LLC

Financial Statements and Supplemental Information

With Report of Independent Registered Public Accounting Firm

For Year Ended June 30, 2026

Cultivate Capital Group, LLC
Financial Statements

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cultivate Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cultivate Capital Group, LLC (the "Company") as of June 30, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2026.

September 24, 2026
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Cultivate Capital Group, LLC
Statement of Financial Condition
June 30, 2026

ASSETS	
Cash	$ 25,819
Prepaid Expenses and Other	13,289
Total Assets	$ 39,108
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts Payable and Accrued Expenses	$ 2,696
Deferred Revenue	5,000
Due to Member	100
Total Liabilities	7,796
Member's Equity	31,312
Total Liabilities and Member's Equity	$ 39,108

The accompanying notes are an integral part of these financial statements.

Cultivate Capital Group, LLC
Statement of Operations
For The Year Ended June 30, 2026

Revenues	
Investment Banking	$ 89,624
Total Revenue	89,624
Operating Expenses	
Professional Fees	146,636
Commissions	35,081
Other	42,763
Total Expenses	224,480
Net Loss	$ (134,856)

The accompanying notes are an integral part of these financial statements.

Cultivate Capital Group, LLC
Statement of Changes in Member's Equity
For The Year Ended June 30, 2026

Balance - July 1, 2025	$	26,168
Net Loss		(134,856)
Contributions		140,000
Balance - June 30, 2026	$	31,312

The accompanying notes are an integral part of these financial statements.

Cultivate Capital Group, LLC
Statement of Cash Flows
For The Year Ended June 30, 2026

Cash Flows From Operating Activities:		
Net Loss	$	(134,856)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities:		
Changes in Operating Assets and Liabilities:		
Decrease in Prepaid Expenses and Other Assets		1,406
Increase in Deferred Revenue		5,000
Decrease in Accounts Payable & Accrued Expenses		(5,235)
Net Cash Used In Operating Activities		(133,685)
Cash Flows From Financing Activities:		
Member Contributions		140,000
Net Cash Provided by Financing Activities		140,000
Net Increase in Cash		6,315
Cash at Beginning of Year		19,504
Cash at End of Year	$	25,819

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Cultivate Capital Group, LLC (the "Company") is wholly owned by Flyover Holdings, LLC (the "Member"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). As a limited liability company, the Member's liability is limited to its investment. The Company facilitates capital raising between issuers and investors.

2. Summary of Significant Accounting Principals

Basis of Presentation - The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Revenue Recognition - Revenue from contracts with customers includes investment banking revenue from placement and advisory services related to capital raising activities. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fees").

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. Retainers and other fees received from customers prior to recognizing the revenue are reflected as deferred revenue.

The Company recognizes success fee revenues from placement and advisory services related to capital raising activities upon completion of a success fee-based transaction. The Company recognizes certain retainer revenue from contracts with customers at the point in time in which promised services are transferred to the Company's customers. The amount of retainer revenue recognized upon the transfer of promised services without the consummation of a success fee-based transaction or formal termination of an engagement was $8,750.

Income Taxes - The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the Member for taxation purposes.

The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

Cash - The Company's cash deposits are held by one financial institution and are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. At June 30, 2026, The Company had no cash balance in excess of the FDIC limit. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash

3. Net Capital Requirements

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2026, the Company had net capital of $18,023 which was $13,023 above the required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.43 to 1.00.

4. Related Party Transactions

The Member provides capital to the Company as needed. As of June 30, 2026 the Company owed its Member $100 for a one-time payment the Member made on behalf of the Company as is reflected in the Company's statement of financial condition.

The Company operates from office space provided by its chief executive office at no cost to the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

5. Segment Reporting

The Company's chief operating decision maker is its chief executive officer. The Company has one reportable segment: investment banking. The accounting policies of the investment banking segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the investment banking segment and decides how to allocate resources based on the Company's net loss as is reported within the accompanying statement of operations. Additionally, the chief operating decision maker uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the chief operating decision maker manages the business activities using information of the Company as a whole.

6. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at June 30, 2026.

7. Net Loss

The Company has incurred a loss during the year ended June 30, 2026, and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that it intends to continue to make capital contributions, as needed, to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

8. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred through the date these financial statements were issued.

SUPPLEMENTAL INFORMATION

Cultivate Capital Group, LLC
Schedule I
Computation Of Net Capital Pursuant to Rule 15c3-1
Of The Securities And Exchange Commission

June 30, 2026

Member's Equity	$	31,312
Non-allowable Assets		
Prepaid Expenses and Other		13,289
Total Non-Allowable Assets		13,289
Net Capital		18,023
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness		5,000
Excess Net Capital	$	13,023
Total Aggregate Indebtedness	$	7,796
Ratio of Aggregate Indebtedness to Net Capital		0.43 to 1.00

Reconciliation with the Company's Computation of Net Capital included in Part IIA of Form X-17A-5 as of June 30, 2026

There is no significant difference between the above computation of net capital and the corresponding computation reported in the Company's Form X-17A-5 Part IIA, as amended, as of June 30, 2026.

Cultivate Capital Group, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2026

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Cultivate Capital Group, LLC
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2026

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cultivate Capital Group, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cultivate Capital Group, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Cultivate Capital Group, LLC stated that it limited its business activities exclusively to placements and advisory services to customers consisting of capital raising activity, and (3) Cultivate Capital Group, LLC stated that Cultivate Capital Group, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Cultivate Capital Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cultivate Capital Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

September 24, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

CULTIVATE CAPITAL

CULTIVATE CAPITAL GROUP, LLC (CRD #300634) EXEMPTION REPORT

We, as members of management of Cultivate Capital Group, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company limited its business activities exclusively to placements and advisory services to customers consisting of capital raising activity throughout the year ended June 30, 2026, without exception.
3. The Company met the identified conditions for such reliance throughout the period from July 1, 2025 through June 30, 2026, without exception.

Mary Hottenroth, CEO
August 25, 2026